FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated April 24, 2008.

Exhibit 1

DryShips Inc. enters into agreement to acquire two ultra deep water drillships with expected delivery in 2011

April 24, 2008, ATHENS, GREECE - DryShips Inc., (NASDAQ: DRYS) today announced that it has exercised its option to acquire two advanced capability drillships for use in ultra deep water drilling locations.  The drillships, are to be constructed by Samsung Heavy Industries Co., Ltd. (SHI)  and are expected to be delivered from the shipyard in the third quarter of 2011. The expected delivered cost of the newbuilding drillships is approximately $800 million per unit. The company expects to receive shortly a firm commitment for the debt portion to finance construction and other payments.

Mr. George Economou, Chairman and CEO of DryShips Inc., commented: “I am very excited with our agreement to construct two premium, ultra deep water drillships, which is in line with our strategy of expanding our presence in the ultra deep water drilling sector.   We hope that our pending mandatory tender offer for the acquisition of Ocean Rig ASA will be approved by its shareholders in early June.  The successful acquisition of Ocean Rig will give us the operating platform necessary to construct, complete and operate these two drillships to the highest standards.  Going forward we plan to expand our asset portfolio with further acquisitions and explore other strategic alternatives including the possibility of spinning off this business unit to our shareholders.”

Conference Call Announcement:

Today, Thursday, April 24, 2008, at 10:00 a.m. EDT management will host a conference call to discuss the pending Mandatory tender offer for Ocean Rig and the agreement to construct the above two drillships.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953- 0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips." In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694- 1503 (from the UK) or +(44) 1452 586 -513 (from outside the US). Quote "DryShips."

A replay of the conference call will be available until April 29, 2008. The United States replay number is 1(866) 247 4222; the international replay number is (0(800) 953 -1533; from the UK or (+44) 1452- 550 000 and the access code required for the replay is: 2133051#.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., is an international provider of drybulk carriers. Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 46 drybulk carriers comprising 4 Capesize, 32 Panamax, 2 Supramax and 8 newbuilding Panamax vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS"

Visit our website at www.dryships.com

Company Contact:

E-Mail: management@dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Dryships Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Dryships Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: April 24, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer